EXHIBIT 23.1







                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
R.J. Reynolds Tobacco Holdings, Inc.:


We consent to the incorporation by reference in the registration statements (Nos. 333-80595 and 333-59690) on Form S-8 of R.J. Reynolds Tobacco Holdings, Inc. of our reports dated May 23, 2003, with respect to the statements of net assets available for benefits as of December 30, 2002 and December 30, 2001 and the statements of changes in net assets available for benefits for the years then ended, and related supplemental schedules, which reports appear in the December 30, 2002, annual report on Form 11-K of the R. J. Reynolds Capital Investment Plan and the Savings and Investment Plan for employees of R. J. Reynolds Tobacco in Puerto Rico.




/s/ KPMG LLP

Greensboro, North Carolina
June 12, 2003